UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                                TOFUTTI BRANDS, INC.
                           ------------------------------
                                  Name of Issuer

                           Common Stock, $.01 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    88906B105
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                                  Attorney at Law
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 January 20, 2006
                                 ----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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CUSIP No. 88906B105                                              Page 2 of 5
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     U.S.
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Number of                                 7.   Sole Voting Power
Shares                                         218,400
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           218,400
                                          -----------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     218,400 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     3.9%
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14.  Type of Reporting Person

     IN
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                            AMENDMENT NO. 1
                            TO SCHEDULE 13D
                         OF JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                         TOFUTTI BRANDS, INC.


          This Amendment No. 1 to Schedule 13D is being filed by John V. Winfield to update information previously furnished.

          The following Items of this Schedule 13D are amended:


Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is common stock, par value $.01 per share (the "Common Stock"), of Tofutti Brands, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 50 Jackson Drive, Cranford, New Jersey 07016.

Item 2.   Identity and Background
          -----------------------

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation, a public company. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Mr. Winfield used personal funds to purchase the shares of Common Stock of Issuer.


Item 4.   Purposes of Transactions.
          ------------------------

          On January 20, 2006, Mr. Winfield sold 118,500 shares of the Common Stock of Issuer at a price of $2.95 per share. With that sale, Mr. Winfield's beneficial ownership interest in the Common Stock of Issuer is now less than 5% of the outstanding shares (See Item 5. below).

Mr. Winfield acquired the securities of Issuer for investment purposes. Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, Mr. Winfield may also decide at any time to sell all or part of his holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, Mr. Winfield does not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) John V. Winfield, as of January 27, 2006, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 218,400 shares of the Common Stock of the Issuer, representing approximately 3.9% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.

          The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-QSB with the Securities and Exchange Commission that it had 5,548,567 shares of Common Stock outstanding as of November 18, 2005.

          (b) John V. Winfield does not share the voting power or disposition power with respect to the Common Stock owned by him.

          (c) During the past sixty (60) days, the only transaction effected in the Common Stock of Issuer by Mr. Winfield was the sale of the 118,400 shares of Common Stock on January 20, 2006, as discussed Item 4 above.

          (d) No person other than Mr. Winfield has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by him.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


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

                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2006               /s/ John V. Winfield
        ----------------               ---------------------------
                                           John V. Winfield

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